PIZZA

PAPA JOHN'S®

Better Ingredients.
Better Pizza.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

(Mark One)

[X]	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2015

OR

[ ]	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the transition period from _______________ to _________________

Commission File Number:  0‑21660

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

PAPA JOHN'S INTERNATIONAL, INC. 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PAPA JOHN’S INTERNATIONAL, INC.
2002 Papa John’s Boulevard
Louisville, Kentucky  40299-2367
(502) 261‑7272

Papa John’s International, Inc. 401(k) Plan

Financial Statements and Supplemental Schedules

Years ended December 31, 2015 and 2014

Report of Independent Registered Public Accounting Firm

To the 401(k) Plan Committee
Papa John’s International, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Papa John’s International, Inc. 401(k) Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2015 and the accompanying schedule of delinquent participant contributions for the year ended December, 31, 2015 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements.  The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.  In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Mountjoy Chilton Medley LLP

Louisville, Kentucky
June 27, 2016

Papa John's International, Inc. 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2015 and 2014

	2015	2014

Assets
Cash	$-	$167

Investments at fair value:
Papa John's International, Inc. common stock	4,483,389	4,502,987
Mutual funds	21,397,715	20,696,739
Pooled separate accounts	14,904,367	14,429,003
Collective trust fund	2,299,476	2,248,317
Total investments	43,084,947	41,877,046

Receivables:
Contributions receivable from participants	61,540	-
Contributions receivable from employer	1,281,244	450,692
Notes receivable from participants	1,731,525	1,407,072
Total receivables	3,074,309	1,857,764

Net assets available for benefits	$46,159,256	$43,734,977

See accompanying notes.

Papa John's International, Inc. 401(k) Plan
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2015 and 2014

	2015	2014

Additions (deductions):
Investment income:
Net (depreciation) appreciation in fair value of investments	$(553,633)	$2,775,403
Interest and dividend income	559,142	477,787
Net investment income	5,509	3,253,190

Contributions:
Participant	3,563,558	2,625,679
Rollover	895,515	131,823
Employer	1,281,244	450,692
Total contributions	5,740,317	3,208,194

Benefits paid to participants	(3,093,359)	(3,745,536)
Administrative fees	(228,188)	(172,633)
Net increase	2,424,279	2,543,215

Net assets available for benefits at beginning of year	43,734,977	41,191,762
Net assets available for benefits at end of year	$46,159,256	$43,734,977

See accompanying notes.

Papa John’s International, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2015 and 2014

1.  Description of Plan

The following description of the Papa John’s International, Inc. 401(k) Plan (the “Plan”) provides general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General
Papa John’s International, Inc. (the “Company”) established the Plan on October 1, 1995. The Plan is a defined contribution plan available to all eligible employees of the Company and its subsidiaries, who have attained the age of twenty-one and have completed one year of service as defined by the Plan. Highly compensated employees, as defined by the Plan, are restricted from deferring contributions to the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Contributions
Participants may voluntarily elect to contribute from 1 to 75 percent of annual eligible wages to their accounts within the Plan. Participant contributions are subject to Internal Revenue Code (“IRC”) limits. The Company may, at its discretion, make matching or profit sharing contributions to the Plan.  The Company contributed, to participants actively employed on the last day of the 2015 and 2014 Plan years, an amount equal to 50 cents and 25 cents for every dollar, respectively, contributed by the participants up to a maximum of the first 6 percent of the participants’ eligible compensation contributed to the Plan.

Participant Accounts
All contributions are allocated at the direction of the participant among selected investment funds. Each fund’s investment income or loss, less any investment management fee, is allocated to participants’ accounts based on their proportionate interest in the fund. The value of participant accounts will fluctuate with the market value of the securities in which the accounts are invested.

Papa John’s International, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2015 and 2014

1.  Description of Plan (continued)

Vesting
Participant contributions and the earnings on those contributions are immediately vested to the participant. Company discretionary contributions and related earnings vest subject to a five-year graded vesting schedule which is based on years of vesting service. To receive vesting service for a Plan year, a participant must have completed at least 1,000 hours of service during the Plan year.

Payment of Benefits
Vested account balances are payable upon retirement, death or disability, or termination of employment. In-service distributions are also permitted upon meeting certain requirements as defined by the Plan.

Notes Receivable from Participants
Eligible participants may borrow from their accounts a minimum loan amount of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loans are secured by the balances in the participants’ accounts and are interest bearing at the prime rate plus one percentage point at the time of the loans. The loans are measured at their unpaid principal balance plus any accrued but unpaid interest.

Forfeitures
Forfeited balances of terminated participants' non-vested accounts are used to reduce future Company contributions. Forfeitures of approximately $6,200 and $16,200 were used to reduce the amount of the employer matching contributions receivable as of December 31, 2015 and 2014, respectively. Forfeited amounts approximated $15,600 and $8,200 at December 31, 2015 and 2014, respectively.

Administrative Expenses
Administrative expenses of the Plan are paid by the Company or Plan participants, as defined in the Plan document.

Papa John’s International, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2015 and 2014

2.  Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Contributions
Contributions from participants are recorded when the Company makes payroll deductions. Discretionary employer contributions are determined, funded and recorded annually. Contributions receivable represent amounts not yet deposited into the participants’ individual accounts.

Valuation of Investments and Income Recognition
The Plan’s investments are stated at fair value (see Note 3). Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan presents in the accompanying Statements of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires the Plan’s management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) “Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)” (ASU 2015-07).

Papa John’s International, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2015 and 2014

2.  Significant Accounting Policies (continued)

ASU 2015-07 removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value (“NAV”) per share as quoted on a private market that is not active. ASU 2015-07 affects only the Plan’s disclosures and requires retrospective application. The Company is required to adopt ASU 2015-07 for fiscal years beginning after December 15, 2015 on a retrospective basis; however, the Company elected to adopt the provisions for fiscal 2015, as allowed.

In July 2015, the FASB issued “Plan Accounting: Defined Contribution Pension Plans (Topic 962): Fully Benefit-Responsive Investment Contracts, Plan Investment Disclosures, and Measurement Date Practical Expedient” (ASU 2015-12). The requirements of ASU 2015-12 are as follows:

•
Fully benefit-responsive investment contracts are only reported at contract value. These contracts were previously required to be measured at both contract value and fair value with a reconciliation of contract value to fair value.

•
Plans are no longer required to disclose individual investments that represent five percent or more of net assets available for benefits and the net appreciation or depreciation for investments by general type. Additionally, the level of disaggregation of investments that are measured using fair value has been simplified. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks.

•
Plans are now permitted to measure investments and investment-related accounts as of a month-end date that is closest to the plan’s fiscal year-end, when the fiscal period does not coincide with a month-end.

The Company is required to adopt the provisions of ASU 2015-12 for fiscal years beginning after December 15, 2015 on a retrospective basis; however, the Company elected to adopt the provisions for fiscal 2015, as allowed.

Subsequent Events
Subsequent events for the Plan have been considered through the date of the Independent Auditor's Report, which represents the date the financial statements were available to be issued.

Papa John’s International, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2015 and 2014

3.  Fair Value Measurements

The Accounting Standards Codification establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three-tier fair value hierarchy includes the following categories:

•
Level 1: Quoted market prices in active markets for identical assets or liabilities. An active market for the asset or liability is a market in which the transaction for the asset or liability occurs with sufficient frequency and volume to provide pricing information on an ongoing basis.

•	Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data, such as quoted prices for similar assets or liabilities or model-derived valuations.
•
Level 3: Unobservable inputs that are not corroborated by market data. These inputs reflect a company’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.

The methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following is a description of the valuation methodologies used for the investments measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014.

Papa John’s International, Inc. common stock:
Papa John’s International, Inc. common stock is traded on The NASDAQ Global Select Market tier of The NASDAQ Stock Market under the symbol PZZA. The common stock is valued at its quoted market price at the daily close of NASDAQ on the last business day of the Plan year and is classified as a Level 1 investment.

Mutual funds:
Mutual funds are valued at quoted market prices in an exchange and active market and are classified as Level 1 investments.

Papa John’s International, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2015 and 2014

3.   Fair Value Measurements (continued)

Pooled separate accounts:
Pooled separate accounts (“PSA”) are privately managed through investment companies and are not publicly quoted. PSA’s are valued at NAV which is based on the value of the underlying assets owned by the PSA minus any liabilities, and then divided by the number of shares outstanding. The Plan has concluded that the NAVs reported by the investment companies approximate the fair value of the investments.  There are currently no redemption restrictions or unfunded commitments on these investments.

Collective trust fund:
The Principal Stable Value Fund, held in a collective trust fund, invests in conventional and synthetic guaranteed investment contracts (“GICs”) issued by life insurance companies, banks and other financial institutions with excess cash invested in cash equivalents.  The objective of the stable value fund is to provide preservation of capital and relatively stable returns regardless of the volatility of the financial markets.  The investments are valued at the NAV which is based on the underlying investment assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. There are currently no redemption restrictions or unfunded commitments on these investments.

Papa John’s International, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2015 and 2014

3.   Fair Value Measurements (continued)

The Plan’s investments measured at fair value on a recurring basis as of December 31, 2015 and 2014 were as follows:

	December 31, 2015
	Fair Value Measurements
	Level 1	Level 2	Level 3	Total

Papa John’s International, Inc.
common stock	$4,483,389	$-	$-	$4,483,389
Mutual funds	21,397,715	-	-	21,397,715
Total assets in fair value hierarchy	$25,881,104	$-	$-	25,881,104
Investments measured at NAV (a)				17,203,843
Investments at fair value				$43,084,947

	December 31, 2014
	Fair Value Measurements
	Level 1	Level 2	Level 3	Total

Papa John’s International, Inc.
common stock	$4,502,987	$-	$-	$4,502,987
Mutual funds	20,696,739	-	-	20,696,739
Total assets in fair value hierarchy	$25,199,726	$-	$-	25,199,726
Investments measured at NAV (a)				16,677,320
Investments at fair value				$41,877,046

(a) Includes pooled separate accounts and a collective trust fund which are measured at NAV as a practical expedient and are not classified in the fair value hierarchy.  The fair value amounts presented in this table are shown for the purpose of reconciling to the Statements of Net Assets Available for Benefits.

Papa John’s International, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2015 and 2014

4.   Tax Status

The Internal Revenue Service (“IRS”) ruled on March 2, 2015 that the Plan and related trust is in compliance with the applicable requirements of the IRC.  The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes the Plan is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan. The financial statement effects are recognized when the Plan has taken an uncertain position that more likely than not would be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2015 and 2014, there are no uncertain tax positions taken or expected to be taken.

The Plan is subject to audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2012.

5.   Transactions with Parties-in-Interest

Transactions in shares of Papa John’s International, Inc. (“Papa John’s”) common stock qualify as allowable party-in-interest transactions under the provisions of ERISA. The Plan held $4,483,389 and $4,502,987 of Papa John’s common stock at December 31, 2015 and 2014, respectively. During the years ended December 31, 2015 and 2014, the Plan had purchases of Papa John’s common stock of approximately $409,000 and $415,000 and sales of $438,000 and $468,000, respectively.

At December 31, 2015 and 2014, the Plan held units in various pooled separate accounts and a stable value fund of Principal, the Plan custodian. These transactions qualify as allowable party-in-interest transactions under the provisions of ERISA.

6.   Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Changes in Net Assets Available for Benefits.

Papa John’s International, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2015 and 2014

7.   Reconciliation to the Form 5500

The following is a reconciliation of net assets available for benefits from the Form 5500, “Annual Return/Report of Employee Benefit Plan” (“Form 5500”), which is filed with the Department of Labor, to the financial statements:

	2015	2014

Net assets available for benefits per the Form 5500	$46,165,316	$43,758,870
Adjustment from fair value to net asset value as a
practical expedient for collective trust fund	(6,060)	(23,893)
Net assets available for benefits per the financial statements	$46,159,256	$43,734,977

The following is a reconciliation of net income per the Form 5500 to net increase per the financial statements:

	2015	2014

Net income per the Form 5500	$2,406,446	$2,553,605
Change in adjustment from fair value to net asset value
as a practical expedient for collective trust fund	17,833	(10,390)
Net increase per the financial statements	$2,424,279	$2,543,215

Supplemental
Schedules

Papa John's International, Inc. 401(k) Plan
Schedule of Assets (Held at End of Year)
Form 5500, Schedule H, Line 4i
EIN:  61-1203323, Plan Number:  001
December 31, 2015

Identity of Issuer, Borrower,		Shares Held or	Current
Lessor, or Similar Party	Description of Investment	Rate of Interest	Value

Common stock:
*Papa John’s International, Inc.	Common Stock	80,247 shares	$4,483,389

Mutual funds:
Pimco	Pimco Total Return Institutional Fund	114,659 shares	1,154,617
Robert W. Baird & Co. Inc	Baird Mid Cap Institutional Fund	148,011 shares	2,218,690
Vanguard Group	Vanguard Target RMT Income INV Fund	5,537 shares	68,937
Vanguard Group	Vanguard Target RMT 2010 INV Fund	3,287 shares	81,775
Vanguard Group	Vanguard Target RMT 2020 INV Fund	99,685 shares	2,706,447
Vanguard Group	Vanguard Target RMT 2030 INV Fund	171,773 shares	4,761,554
Vanguard Group	Vanguard Target RMT 2040 INV Fund	117,968 shares	3,356,202
Vanguard Group	Vanguard Target RMT 2050 INV Fund	83,695 shares	2,384,466
Dimensional Fund Advisors	DFA U.S. Targeted Value I Fund	64,964 shares	1,283,043
Vanguard Group	Vanguard Equity-Income ADM Fund	17,393 shares	1,077,498
Vanguard Group	Vanguard Target RMT 2060 INV Fund	3,519 shares	95,751
Franklin Templeton Investments	Franklin Small Cap Growth R6 Fund	38,738 shares	707,743
Pimco	Pimco Real Return Institutional Fund	5,669 shares	59,576
Franklin Templeton Investments	Franklin U.S. Government Securities R6 Fund	42,462 shares	270,481
Blackrock Advisors, LLC	Blackrock High Yield Bond K Fund	164,227 shares	1,170,935
			21,397,715
Pooled separate accounts:
*Principal Global/Barlow Hanley	Mid-Cap Value III Separate Account	7,961 shares	998,988
*Principal Global Investors	International Emerging Markets Separate Account	10,668 shares	533,198
*Principal Global Investors	Diversified International Separate Account	23,865 shares	1,812,032
*Principal Global Investors	Large-Cap S&P 500 Index Separate Account	13,928 shares	1,373,420
*Principal Global Investors	Small-Cap S&P 600 Index Separate Account	13,735 shares	606,388
*Principal Global Investors	Mid-Cap S&P 400 Index Separate Account	19,242 shares	823,316
*Edge Asset Management, Inc.	Capital Appreciation Separate Account	205,797 shares	5,175,772
*T. Rowe Price/Brown Advisory	Large-Cap Growth I Separate Account	165,447 shares	3,581,253
			14,904,367
Collective trust fund:
*Union Bond & Trust Company	Principal Stable Value Z Fund	108,662 shares	2,299,476
			2,299,476

*Participant Loans		4.25% to 9.25% per annum	1,731,525

			$44,816,472

*Represents party-in-interest to the Plan.

Cost information not required due to Plan being participant directed.

See accompanying independent auditor’s report.

Papa John's International, Inc. 401(k) Plan
Schedule of Delinquent Participant Contributions
Form 5500, Schedule H, Line 4a
EIN:  61-1203323, Plan Number:  001
Year Ended December 31, 2015

Total That Constitute Nonexempt Prohibited Transactions
Participant Contributions		Contributions Corrected Outside of	Contributions Pending Corrections in	Total Fully Corrected Under
Transferred Late to Plan	Contributions Not Corrected	VFCP	VFCP	VFCP and PTE 2002-51

$75	$75	$-	$-	$-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PAPA JOHN’S INTERNATIONAL, INC. 401(k) PLAN

Date: June 27, 2016	/s/ Lance F. Tucker
Lance F. Tucker
Senior Vice President, Chief Financial Officer,
Chief Administrative Officer and Treasurer

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm